Exhibit 99.2
FIRST SUPPLEMENTAL INDENTURE
     FIRST SUPPLEMENTAL INDENTURE, dated as of September 17, 2010 (the “First Supplemental Indenture”), between MANULIFE FINANCIAL CORPORATION, a corporation duly organized and existing under the Insurance Companies Act (Canada) (the “Company”), having its principal office at 200 Bloor Street East, Toronto, Ontario M4W 1E5, and THE BANK OF NEW YORK MELLON, a New York banking corporation, as trustee (hereinafter called the “Trustee”).
RECITALS
     WHEREAS, the Company and the Trustee are parties to a Senior Indenture, dated as of September 17, 2010 (the “Base Indenture” and as supplemented by this First Supplemental Indenture, the “Indenture”), relating to the issuance from time to time by the Company of its Securities on terms to be specified at the time of issuance;
     WHEREAS, Section 901 of the Base Indenture provides that the Company and the Trustee may, without the consent of any Holder, enter into a supplemental indenture to provide for the issuance of and establish the form and terms of the Securities of any series as provided in Sections 201 and 301 thereof;
     WHEREAS, pursuant to Sections 201 and 301 of the Base Indenture, the Company desires to provide for the issuance and establishment of the 2015 Notes and 2020 Notes (each as defined herein) under the Indenture, and the form and terms thereof, as hereinafter set forth;
     WHEREAS, in connection with the issuance of the 2015 Notes and the 2020 Notes, the Company has duly authorized the execution and delivery of this First Supplemental Indenture to establish the forms and terms of the 2015 Notes and the 2020 Notes as hereinafter described; and
     WHEREAS, all conditions and requirements of the Base Indenture necessary to make this First Supplemental Indenture a valid, binding and legal instrument in accordance with its terms have been performed and fulfilled by the parties hereto.
     NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, receipt of which is hereby acknowledged by the parties hereto, the parties hereto agree, as follows:
ARTICLE I
DEFINITIONS
     Section 1.01 General Definitions. For purposes of this First Supplemental Indenture:
     (a) Capitalized terms used herein without definition shall have the meanings specified in the Base Indenture;
     (b) All references to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of the Base Indenture; and

     (c) The terms “herein,” “hereof,” “hereunder” and other words of similar import refer to this First Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.
     “Comparable Treasury Issue” means the U.S. Treasury security selected by the Premium Calculation Agent as having a maturity comparable to the term remaining from the Redemption Date to September 17, 2015 in the case of the 2015 Notes and to September 17, 2020 in the case of the 2020 Notes (in each case, the “Remaining Life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life.
     “Comparable Treasury Price” means, with respect to a Redemption Date (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Premium Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
     “Premium Calculation Agent” means an investment banking institution of national standing appointed by the Company.
     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Premium Calculation Agent, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Premium Calculation Agent at 3:30 p.m., New York City time, on the third Business Day preceding such Redemption Date.
     “Reference Treasury Dealers” means (1) Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Banc of America Securities LLC and Goldman, Sachs & Co. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”) the Company shall substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealers selected by the Premium Calculation Agent after consultation with the Company.
     “Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.
ARTICLE II
THE 2015 NOTES
     Section 2.01 Title of Securities. There shall be a series of Securities designated the “3.40% Senior Notes due 2015” of the Company (the “2015 Notes”).
     Section 2.02 Limitation of Aggregate Principal Amount. The aggregate principal amount of the 2015 Notes shall initially be limited to U.S.$600,000,000 (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, 2015 Notes pursuant to Sections 304, 305, 306, 906 or 1108 of the Base Indenture and except for any Securities which, pursuant to Section 303 of the Base Indenture, are deemed never to have been authenticated and delivered thereunder). The Company may, from time to time, without the consent of the Holders of the 2015 Notes, create and issue additional notes having the same terms and conditions as the 2015 Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon (“Additional 2015 Notes”). Additional 2015 Notes issued in this manner will be consolidated with, and will form a single series with, the 2015 Notes, unless such Additional 2015 Notes will not be treated as fungible with the 2015 Notes for U.S. federal income tax purposes. The 2015 Notes and any such Additional 2015 Notes would rank equally and ratably.
     Section 2.03 Principal Payment Date. The principal amount of the 2015 Notes Outstanding (together with any accrued and unpaid interest) shall be payable in a single installment on September 17, 2015, which date shall be the Stated Maturity of the 2015 Notes.
     Section 2.04 Interest and Interest Rates. The 2015 Notes shall bear interest at a rate of 3.40% per year from September 17, 2010, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually in arrears on March 17 and September 17 of each year, commencing March 17, 2011 until the principal thereof is paid or made available for payment. The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full interest period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of calendar days elapsed in a partial month in such period. Any payment of principal, premium or interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day.
     Section 2.05 Place of Payment. The Place of Payment where the 2015 Notes may be presented or surrendered for payment, where the 2015 Notes may be surrendered for registration of transfer or exchange and where notices and demand to or upon the Company in respect of the 2015 Notes and the Indenture may be served initially shall be the Corporate Trust Office of the Trustee in the Borough of Manhattan, City of New York.
     Section 2.06 Optional Redemption.
     (a) Section 1101 of the Base Indenture shall not apply to the 2015 Notes.
     (b) The Company may redeem the 2015 Notes, at any time, and from time to time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such 2015 Notes to be redeemed and (ii) the sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the Redemption Date) on the 2015 Notes to be redeemed from the Redemption Date to the Stated Maturity discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points, plus, in each case, accrued and unpaid interest on the 2015 Notes to, but excluding, the Redemption Date (the “Redemption Price”). Unless the Company defaults in payment of the Redemption Price, interest will cease to accrue on the 2015 Notes called for redemption on and after the Redemption Date.
     Section 2.07 No Sinking Fund. The 2015 Notes are not entitled to the benefit of any sinking fund.
     Section 2.08 Form. The 2015 Notes shall be issued initially as registered securities in the form of one or more permanent notes in global form, without coupons, substantially in the form attached hereto as Exhibit A, deposited with The Bank of New York Mellon, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as herein provided.

     Section 2.09 Denomination. The 2015 Notes shall be issuable only in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The 2015 Notes shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plans as the officers of the Company executing the same may determine with the approval of the Trustee.
     Section 2.10 Depositary. The Depository Trust Company shall be the initial Depositary, until a successor shall have been appointed and become such pursuant to the applicable provisions of the Base Indenture, and thereafter, “Depositary” shall mean or include such successor.
     Section 2.11 Security Registrar and Paying Agent for the 2015 Notes. The Company shall initially serve as the Central Security Registrar and the Trustee shall initially serve as Branch Security Registrar and as the Paying Agent.
     Section 2.12 Defeasance. The provisions of Article Twelve of the Indenture shall apply to the 2015 Notes.
ARTICLE III
THE 2020 NOTES
     Section 3.01 Title of Securities. There shall be a series of Securities designated the “4.90% Senior Notes due 2020” of the Company (the “2020 Notes”).
     Section 3.02 Limitation of Aggregate Principal Amount. The aggregate principal amount of the 2020 Notes shall initially be limited to U.S.$500,000,000 (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, 2020 Notes pursuant to Sections 304, 305, 306, 906 or 1108 of the Base Indenture and except for any Securities which, pursuant to Section 303 of the Base Indenture, are deemed never to have been authenticated and delivered thereunder). The Company may, from time to time, without the consent of the Holders of the 2020 Notes, create and issue additional notes having the same terms and conditions as the 2020 Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon (“Additional 2020 Notes”). Additional 2020 Notes issued in this manner will be consolidated with, and will form a single series with, the 2020 Notes, unless such Additional 2020 Notes will not be treated as fungible with the 2020 Notes for U.S. federal income tax purposes. The 2020 Notes and any such Additional 2020 Notes would rank equally and ratably.
     Section 3.03 Principal Payment Date. The principal amount of the 2020 Notes Outstanding (together with any accrued and unpaid interest) shall be payable in a single installment on September 17, 2020, which date shall be the Stated Maturity of the 2020 Notes.
     Section 3.04 Interest and Interest Rates. The 2020 Notes shall bear interest at a rate of 4.90% per year from September 17, 2010, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually in arrears on March 17 and September 17 of each year, commencing March 17, 2011 until the principal thereof is paid or made available for payment. The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full interest period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of calendar days elapsed in a partial month in such period. Any payment of principal, premium or interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day.

     Section 3.05 Place of Payment. The Place of Payment where the 2020 Notes may be presented or surrendered for payment, where the 2020 Notes may be surrendered for registration of transfer or exchange and where notices and demand to or upon the Company in respect of the 2020 Notes and the Indenture may be served initially shall be the Corporate Trust Office of the Trustee in the Borough of Manhattan, City of New York.
     Section 3.06 Optional Redemption.
     (a) Section 1101 of the Base Indenture shall not apply to the 2020 Notes.
     (b) The Company may redeem the 2020 Notes, at any time, and from time to time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such 2020 Notes to be redeemed and (ii) the sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the Redemption Date) on the 2020 Notes to be redeemed from the Redemption Date to the Stated Maturity discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 35 basis points, plus, in each case, accrued and unpaid interest on the 2020 Notes to, but excluding, the Redemption Date (the “Redemption Price”). Unless the Company defaults in payment of the Redemption Price, interest will cease to accrue on the 2020 Notes called for redemption on and after the Redemption Date.
     Section 3.07 No Sinking Fund. The 2020 Notes are not entitled to the benefit of any sinking fund.
     Section 3.08 Form. The 2020 Notes shall be issued initially as registered securities in the form of one or more permanent notes in global form, without coupons, substantially in the form attached hereto as Exhibit B, deposited with The Bank of New York Mellon, as custodian for the Depositary, duly executed by the Company and authenticated by the Trustee as herein provided.
     Section 3.09 Denomination. The 2020 Notes shall be issuable only in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The 2020 Notes shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plans as the officers of the Company executing the same may determine with the approval of the Trustee.
     Section 3.10 Depositary. The Depository Trust Company shall be the initial Depositary, until a successor shall have been appointed and become such pursuant to the applicable provisions of the Base Indenture, and thereafter, “Depositary” shall mean or include such successor.
     Section 3.11 Security Registrar and Paying Agent for the 2020 Notes. The Company shall initially serve as the Central Security Registrar and the Trustee shall initially serve as Branch Security Registrar and as the Paying Agent.
     Section 3.12 Defeasance. The provisions of Article Twelve of the Indenture shall apply to the 2020 Notes.
ARTICLE IV
MISCELLANEOUS
     Section 4.01 Integral Part; Effect of Supplement on Indenture. This First Supplemental Indenture constitutes an integral part of the Indenture. Except for the amendments and supplements made by this First Supplemental Indenture, the Base Indenture shall remain in full force and effect as executed.

     Section 4.02 Adoption, Ratification and Confirmation. The Indenture, as supplemented by this First Supplemental Indenture, is in all respects hereby adopted, ratified and confirmed.
     Section 4.03 Trustee Not Responsible for Recitals. The recitals in this First Supplemental Indenture are made by the Company, and the Trustee assumes no responsibility for the correctness of such recitals. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture.
     Section 4.04 Counterparts. This First Supplemental Indenture may be executed in multiple counterparts, each of which shall be regarded for all purposes as an original and all of which shall constitute but one and the same instrument.
     Section 4.05 Governing Law. This First Supplemental Indenture, the 2015 Notes and the 2020 Notes shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into, in each case, performed in said state, including all matters of construction, validity and performance.
[signature page follows]

     IN WITNESS WHEREOF, the Company and the Trustee have executed this First Supplemental Indenture as of the date first above written.

MANULIFE FINANCIAL CORPORATION
By:	/s/ Peter Levitt
	Name:	Peter Levitt
	Title:	Executive Vice President and Treasurer

[Signature Page to First Supplemental Indenture]

THE BANK OF NEW YORK MELLON
By:	/s/ Joellen McNamara
	Name:	Joellen McNamara
	Title:	Sr. Associate

[Signature Page to First Supplemental Indenture]

Exhibit A
(FORM OF FACE OF NOTE)
     [THIS NOTE IS IN GLOBAL FORM WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN CERTIFICATED FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE WILL BE IN GLOBAL FORM, SUBJECT TO THE FOREGOING.
     UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]1
MANULIFE FINANCIAL CORPORATION
3.40% Senior Notes Due 2015
CUSIP: 56501R AA4

No.	U.S.$
     MANULIFE FINANCIAL CORPORATION, a corporation organized and existing under the Insurance Companies Act (Canada) (hereinafter called the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to ________, or registered assigns, the principal sum of                                          U.S. Dollars (U.S.$________) on September 17, 2015 (the “Stated Maturity”), and to pay interest thereon from September 17, 2010 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in

[1]	Insert in Global Notes only

arrears on March 17 and September 17 of each year (each such date, an “Interest Payment Date”), commencing March 17, 2011, at the rate of 3.40% per year, until the principal hereof is paid or duly provided for or made available for payment. The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full interest period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of calendar days elapsed in a partial month in such period. Any payment of principal, premium or interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day. “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York, Toronto, Ontario, the Corporate Trust Office or any Place of Payment are authorized or obligated by law or executive order to close.
     The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the date which is fifteen days (whether or not a Business Day) next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.
     Payment of the principal of (and premium, if any) and any interest on this Note will be made at the office or agency of the Company maintained for that purpose in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by (i) check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by transfer to an account maintained by the payee in the United States of America.
     Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
     Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

     IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.
Dated:

MANULIFE FINANCIAL CORPORATION
By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION
     This is one of the Securities referred to in the within-mentioned Indenture.

The Bank of New York Mellon, as Trustee
By:
Authorized Signatory

Dated:

FORM OF REVERSE OF NOTE
     This Note is one of a duly authorized issue of securities of the Company (herein called the “Notes”), issued and to be issued in one or more series under an Indenture, dated as of September 17, 2010 (the “Indenture”), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), as supplemented by the First Supplemental Indenture, dated as of September 17, 2010, between the Company and the Trustee (the “First Supplemental Indenture”), to which the Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof. The Notes are issued pursuant to the Indenture and are limited in aggregate principal amount to U.S.$600,000,000 (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, Notes pursuant to Sections 304, 305, 306, 906 or 1108 of the Indenture and except for any Notes which, pursuant to Section 303 of the Indenture, are deemed never to have been authenticated and delivered thereunder); provided, however, that the Company may from time to time, without the consent of the Holders of the Notes, create and issue additional notes having the same terms and conditions as the Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, the Notes, unless such additional notes will not be treated as fungible with the Notes for U.S. federal income tax purposes. The Notes and any such additional notes would rank equally and ratably.
     All terms used in this Note that are defined in the Indenture shall have the meaning assigned to them in the Indenture.
     In accordance with Section 2.06 of the First Supplemental Indenture, pursuant to the procedure set forth in Article XI of the Indenture, the Notes may be redeemed at the option of the Company, at any time, and from time to time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes to be redeemed and (ii) the sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the Redemption Date) on the Notes to be redeemed from the Redemption Date to the Stated Maturity discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points, plus, in each case, accrued and unpaid interest on the Notes to, but excluding, the Redemption Date (the “Redemption Price”). Unless the Company defaults in payment of the Redemption Price, interest will cease to accrue on the Notes called for redemption on and after the Redemption Date.
     “Comparable Treasury Issue” means the U.S. Treasury security selected by the Premium Calculation Agent as having a maturity comparable to the term remaining from the Redemption Date to September 17, 2015 (the “Remaining Life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life.
     “Comparable Treasury Price” means, with respect to a Redemption Date (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Premium Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
     “Premium Calculation Agent” means an investment banking institution of national standing appointed by the Company.
     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Premium Calculation Agent, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Premium Calculation Agent at 3:30 p.m., New York City time, on the third Business Day preceding such Redemption Date.
     “Reference Treasury Dealers” means (1) Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Banc of America Securities LLC and Goldman, Sachs & Co. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”) the Company shall substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealers selected by the Premium Calculation Agent after consultation with the Company.
     “Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.
     In accordance with Section 1109 of the Indenture, pursuant to the procedure set forth in Article XI of the Indenture, the Notes may be redeemed at the option of the Company, in whole but not in part, at any time, on not less than 30 nor more than 60 days’ prior written notice, at a Redemption Price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the event that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such Notes, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any province, territory or political subdivision thereof), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, or judicial decision interpreting such laws or regulations, which amendment, change or judicial decision is announced or becomes effective on or after September 14, 2010. No redemption shall be made pursuant to this paragraph unless: (1) the Company shall have received an Opinion of Counsel that Additional Amounts will be payable on the next payment date in respect of such series of Notes; (2) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the Company is entitled to redeem such Notes pursuant to the terms of such series of Notes; and (3) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.
     Installments of accrued and unpaid interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of the Notes of this series, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Dates according to their terms.
     The Indenture contains provisions for satisfaction, discharge and defeasance of (a) the entire indebtedness evidenced by this Note, and (b) certain restrictive covenants and the related Events of Default upon compliance by the Company with certain conditions set forth therein.
     If an Event of Default with respect to Notes of this series shall occur and be continuing, the principal of the Notes of this series may be declared due and payable in the manner and with the effect provided in the Indenture. The Indenture contains provisions permitting the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes, on behalf of all of the Holders of the Notes, to waive any Event of Default under the Indenture and its consequences, subject to Section 513 of the Indenture.
     Upon payment of the amount of principal so declared due and payable and of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company’s obligations in respect of the payment of the principal of and interest, if any, on the Notes of this series shall terminate.
     In accordance with Section 1010 of the Indenture, all payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax (“Relevant Taxes”), except to the extent required by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of such Relevant Taxes from any payment made under or with respect to the Notes, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will be equal to the amount such Holder would have received if such Relevant Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable in respect of any Notes for or on account of:
(1)	any payment to or for the account of any Holder, or beneficial owner, of the Notes that does not deal at arm’s-length with the Company (within the meaning of the Tax Act) at the time such payment is made;

(2)	any Relevant Tax that would not have been imposed if the Holder, or the beneficial owner, of the Notes complied with the Company’s request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the Holder, or the beneficial owner, of the Notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or account of any such Relevant Tax;

(3)	any Relevant Tax that would not have been imposed but for the fact that the Holder, or the beneficial owner, of the Notes was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding such Notes, or receiving payments under such Notes; or

(4)	any combination of the foregoing.
     In addition, the Company will not pay Additional Amounts to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the Relevant Tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the Holder of the Notes.
     Wherever in this Note there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to this Note, such mention shall be deemed to include mention of the payment of any Additional Amount that may be payable as provided above.
     The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

     No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.
     As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
     The Notes are issuable only in registered form without coupons in denominations of U.S.$2,000 and integral multiples of $1,000 in excess thereof. [This Global Note is exchangeable for Notes in definitive form only under certain limited circumstances set forth in the Indenture.]2 As provided in the Indenture and subject to certain limitations therein set forth, Notes of this series are exchangeable for a like aggregate principal amount of Notes of this series of a different authorized denomination, as requested by the Holder surrendering the same.
     No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.
     THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAWS.

[2]	Insert in Global Notes only

TRANSFER NOTICE
     FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer(s) unto
Insert Taxpayer Identification No.

Please print or typewrite name and address including zip code of assignee the within Note and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer such Note on the books of the Company with full power of substitution in the premises.

Your Signature:
By:

Date:

Signature Guarantee:
By:
(Participant in a Recognized Signature
Guaranty Medallion Program)

Date:

Exhibit B
(FORM OF FACE OF NOTE)
     [THIS NOTE IS IN GLOBAL FORM WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN CERTIFICATED FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE WILL BE IN GLOBAL FORM, SUBJECT TO THE FOREGOING.
     UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]1
MANULIFE FINANCIAL CORPORATION
4.90% Senior Notes Due 2020
CUSIP: 56501R AB2

No.	U.S.$
     MANULIFE FINANCIAL CORPORATION, a corporation organized and existing under the Insurance Companies Act (Canada) (hereinafter called the “Company”, which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay to ________, or registered assigns, the principal sum of __________________ U.S. Dollars (U.S.$________) on September 17, 2020 (the “Stated Maturity”), and to pay interest thereon from September 17, 2010 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in

[1]	Insert in Global Notes only

arrears on March 17 and September 17 of each year (each such date, an “Interest Payment Date”), commencing March 17, 2011, at the rate of 4.90% per year, until the principal hereof is paid or duly provided for or made available for payment. The amount of interest payable on any Interest Payment Date shall be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full interest period shall be computed on the basis of a 360-day year of twelve 30-day months and the actual number of calendar days elapsed in a partial month in such period. Any payment of principal, premium or interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day. “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York, Toronto, Ontario, the Corporate Trust Office or any Place of Payment are authorized or obligated by law or executive order to close.
     The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the date which is fifteen days (whether or not a Business Day) next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.
     Payment of the principal of (and premium, if any) and any interest on this Note will be made at the office or agency of the Company maintained for that purpose in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by (i) check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by transfer to an account maintained by the payee in the United States of America.
     Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
     Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

     IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.
Dated:

MANULIFE FINANCIAL CORPORATION
By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION
     This is one of the Securities referred to in the within-mentioned Indenture.

The Bank of New York Mellon, as Trustee
By:
Authorized Signatory

Dated:

FORM OF REVERSE OF NOTE
     This Note is one of a duly authorized issue of securities of the Company (herein called the “Notes”), issued and to be issued in one or more series under an Indenture, dated as of September 17, 2010 (the “Indenture”), between the Company and The Bank of New York Mellon, as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), as supplemented by the First Supplemental Indenture, dated as of September 17, 2010, between the Company and the Trustee (the “First Supplemental Indenture”), to which the Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof. The Notes are issued pursuant to the Indenture and are limited in aggregate principal amount to U.S.$500,000,000 (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, Notes pursuant to Sections 304, 305, 306, 906 or 1108 of the Indenture and except for any Notes which, pursuant to Section 303 of the Indenture, are deemed never to have been authenticated and delivered thereunder); provided, however, that the Company may from time to time, without the consent of the Holders of the Notes, create and issue additional notes having the same terms and conditions as the Notes in all respects or in all respects except for issue date, issue price and, if applicable, the first date on which interest accrues and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, the Notes, unless such additional notes will not be treated as fungible with the Notes for U.S. federal income tax purposes. The Notes and any such additional notes would rank equally and ratably.
     All terms used in this Note that are defined in the Indenture shall have the meaning assigned to them in the Indenture.
     In accordance with Section 2.06 of the First Supplemental Indenture, pursuant to the procedure set forth in Article XI of the Indenture, the Notes may be redeemed at the option of the Company, at any time, and from time to time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes to be redeemed and (ii) the sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the Redemption Date) on the Notes to be redeemed from the Redemption Date to the Stated Maturity discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 35 basis points, plus, in each case, accrued and unpaid interest on the Notes to, but excluding, the Redemption Date (the “Redemption Price”). Unless the Company defaults in payment of the Redemption Price, interest will cease to accrue on the Notes called for redemption on and after the Redemption Date.
     “Comparable Treasury Issue” means the U.S. Treasury security selected by the Premium Calculation Agent as having a maturity comparable to the term remaining from the Redemption Date to September 17, 2020 (the “Remaining Life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life.
     “Comparable Treasury Price” means, with respect to a Redemption Date (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Premium Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
     “Premium Calculation Agent” means an investment banking institution of national standing appointed by the Company.
     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Premium Calculation Agent, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Premium Calculation Agent at 3:30 p.m., New York City time, on the third Business Day preceding such Redemption Date.
     “Reference Treasury Dealers” means (1) Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Banc of America Securities LLC and Goldman, Sachs & Co. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”) the Company shall substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealers selected by the Premium Calculation Agent after consultation with the Company.
     “Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.
     In accordance with Section 1109 of the Indenture, pursuant to the procedure set forth in Article XI of the Indenture, the Notes may be redeemed at the option of the Company, in whole but not in part, at any time, on not less than 30 nor more than 60 days’ prior written notice, at a Redemption Price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the Redemption Date, in the event that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to any such Notes, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any province, territory or political subdivision thereof), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, or judicial decision interpreting such laws or regulations, which amendment, change or judicial decision is announced or becomes effective on or after September 14, 2010. No redemption shall be made pursuant to this paragraph unless: (1) the Company shall have received an Opinion of Counsel that Additional Amounts will be payable on the next payment date in respect of such series of Notes; (2) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the Company is entitled to redeem such Notes pursuant to the terms of such series of Notes; and (3) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.
     Installments of accrued and unpaid interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of the Notes of this series, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Dates according to their terms.
     The Indenture contains provisions for satisfaction, discharge and defeasance of (a) the entire indebtedness evidenced by this Note, and (b) certain restrictive covenants and the related Events of Default upon compliance by the Company with certain conditions set forth therein.
     If an Event of Default with respect to Notes of this series shall occur and be continuing, the principal of the Notes of this series may be declared due and payable in the manner and with the effect provided in the Indenture. The Indenture contains provisions permitting the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes, on behalf of all of the Holders of the Notes, to waive any Event of Default under the Indenture and its consequences, subject to Section 513 of the Indenture.
     Upon payment of the amount of principal so declared due and payable and of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company’s obligations in respect of the payment of the principal of and interest, if any, on the Notes of this series shall terminate.
     In accordance with Section 1010 of the Indenture, all payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax (“Relevant Taxes”), except to the extent required by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of such Relevant Taxes from any payment made under or with respect to the Notes, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will be equal to the amount such Holder would have received if such Relevant Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable in respect of any Notes for or on account of:
(1)	any payment to or for the account of any Holder, or beneficial owner, of the Notes that does not deal at arm’s-length with the Company (within the meaning of the Tax Act) at the time such payment is made;

(2)	any Relevant Tax that would not have been imposed if the Holder, or the beneficial owner, of the Notes complied with the Company’s request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the Holder, or the beneficial owner, of the Notes to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or account of any such Relevant Tax;

(3)	any Relevant Tax that would not have been imposed but for the fact that the Holder, or the beneficial owner, of the Notes was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding such Notes, or receiving payments under such Notes; or

(4)	any combination of the foregoing.
     In addition, the Company will not pay Additional Amounts to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the Relevant Tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to Additional Amounts had it been the Holder of the Notes.
     Wherever in this Note there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to this Note, such mention shall be deemed to include mention of the payment of any Additional Amount that may be payable as provided above.
     The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

     No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.
     As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
     The Notes are issuable only in registered form without coupons in denominations of U.S.$2,000 and integral multiples of $1,000 in excess thereof. [This Global Note is exchangeable for Notes in definitive form only under certain limited circumstances set forth in the Indenture.]2 As provided in the Indenture and subject to certain limitations therein set forth, Notes of this series are exchangeable for a like aggregate principal amount of Notes of this series of a different authorized denomination, as requested by the Holder surrendering the same.
     No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.
     THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAWS.

[2]	Insert in Global Notes only

TRANSFER NOTICE
     FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer(s) unto
Insert Taxpayer Identification No.

Please print or typewrite name and address including zip code of assignee the within Note and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer such Note on the books of the Company with full power of substitution in the premises.

Your Signature:
By:

Date:

Signature Guarantee:
By:
(Participant in a Recognized Signature
Guaranty Medallion Program)

Date: